[redacted]

11016263

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRUENORTH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8200 E. 32ND ST. N SUITE 100
(No. and Street)

WICHITA	KS	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID L. STROHM, FINANCIAL AND OPERATIONS PRINCIPAL 316-266-6571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN, GIBBS & HOULIK, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. MAIN, SUITE 1700	WICHITA	KS	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGARET E. HORNBECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUENORTH SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

PRESIDENT/CEO/CCO
Title

Nancy P. Bowes
Notary Public

NANCY P. BOWES
Notary Public, State of Kansas
My Appt. Expires
3-1-13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2010 and 2009

TABLE OF CONTENTS

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TrueNorth Securities, Inc.

We have audited the statements of financial condition of TrueNorth Securities, Inc. (a wholly-owned subsidiary of TrueNorth, Inc.) as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrueNorth Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including (i) comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and (ii) other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.

February 22, 2011

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	2010	2009
Cash and cash equivalents	$ 730,229	$ 671,092
Commissions receivable	159,300	67,000
Prepaid expenses	200	314
	$ 889,729	$ 738,406

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Accounts payable	$ 170,868	$ 155,328
Accrued expenses, related parties	12,765	700
Income taxes payable, Parent	80,088	79,861
Total liabilities	263,721	235,889
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 40,000 shares	40,000	40,000
Additional paid-in capital	25,000	25,000
Retained earnings	561,008	437,517
Total stockholder's equity	626,008	502,517
	$ 889,729	$ 738,406

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commission income	$ 995,319	$ 859,943
Other income	72,552	58,316
Interest	1,074	1,400
	1,068,945	919,659
Expenses:		
Payroll, payroll taxes and benefits	718,720	545,746
General and administrative	146,646	170,910
	865,366	716,656
Income before income taxes	203,579	203,003
Income taxes - current	(80,088)	(79,861)
Net income	$ 123,491	$ 123,142

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2010 and 2009

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	40,000	$ 40,000	$ 25,000	$ 314,375	$ 379,375
Net income				123,142	123,142
Balance, December 31, 2009	40,000	40,000	25,000	437,517	502,517
Net income				**123,491**	**123,491**
Balance, December 31, 2010	**40,000**	**$ 40,000**	**$ 25,000**	**$ 561,008**	**$ 626,008**

The accompanying notes are an integral part of these financial statements.

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ **123,491**	$ 123,142
Adjustments to reconcile net income to net cash flow from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	**(92,300)**	(22,837)
Prepaid expenses	**114**	231
Accounts payable	**15,540**	78,253
Accrued expenses, related parties	**12,065**	100
Income taxes payable, Parent	**227**	8,249
Net cash flow from operating activities	**59,137**	187,138
Increase in cash and cash equivalents	**59,137**	187,138
Cash and cash equivalents, beginning of year	**671,092**	483,954
Cash and cash equivalents, end of year	$ **730,229**	$ 671,092

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

TrueNorth Securities, Inc. (Company) was incorporated in the State of Kansas in 2000 and is a wholly owned subsidiary of TrueNorth, Inc. (Parent). The Company is a limited broker/dealer providing retirement plan investments to corporate customers. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). TrueNorth, Inc. provides investment advisory services and is a wholly owned subsidiary of The IMA Financial Group, Inc. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition and Commissions Receivable – Revenue is recognized when services are performed. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Income Taxes - The Company files consolidated income tax returns with The IMA Financial Group, Inc. and its subsidiaries. Income taxes or benefits are allocated to the Company on the basis of its individual taxable income or loss, using a combined state and federal tax rate of 39%. The result of these allocations is reported on the balance sheets under the caption "Income taxes payable, Parent."

When applicable, deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2010 and 2009, there were no deferred tax assets or liabilities.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. Since the Company files a consolidated tax return with its parent, tax positions taken by the Company are evaluated in the consolidated tax return. As of December 31, 2010, no amounts have been recorded as uncertain tax positions in the Company's financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through February 22, 2011, the date the audited financial statements were available to be issued.

3. INCOME TAXES

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, primarily due to state income taxes and non-deductible expenses.

4. RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership with The IMA Financial Group, Inc., and its subsidiaries, (Affiliates) which include the Company's Parent, TrueNorth, Inc. The Company shares office space with its Affiliates and is allocated a portion of rent. Administrative, recordkeeping, operational and other services necessary to conduct the Company's operations are provided to the Company by its Parent, other Affiliates or employees of Affiliates. For 2010 and 2009, the Company recognized $116,375 and $97,972 respectively, of expenses related to these sharing arrangements. The expense is included with general and administrative expenses on the statement of operations. The Company owed its Affiliates $12,765 and $700, reflected as accrued expenses, related parties on the statements of financial condition at December 31, 2010 and 2009, respectively.

Because the Company is under common ownership and management control with its Affiliates, its operating results and financial position may differ from those that would have been obtained had the Company been autonomous.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net regulatory capital and net capital requirements of $466,508 and $17,581, respectively. The Company's aggregate indebtedness to net capital ratio was .57 to 1. At December 31, 2009, the Company had net regulatory capital and net capital requirements of $502,203 (prior to a change in methodology) and $15,726 respectively. The Company's aggregate indebtedness to net capital ratio was .47 to 1.

SUPPLEMENTARY INFORMATION

TRUENORTH SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2010 and 2009

	2010	2009
Aggregate indebtedness:		
Accounts payable	$ 170,868	$ 155,328
Accrued expenses	12,765	700
Income taxes payable, Parent	80,088	79,861
Total aggregate indebtedness	$ 263,721	$ 235,889
Net capital:		
Credit items:		
Common stock	$ 40,000	$ 40,000
Additional paid-in capital	25,000	25,000
Retained earnings	561,008	437,517
Total credit items	626,008	502,517
Deductions and charges:		
Other deductions	159,500	314
Total deductions and charges	159,500	314
Net capital	$ 466,508	$ 502,203
Capital requirements:		
Net capital	$ 466,508	$ 502,203
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer subsidiary ($5,000)	17,581	15,726
Net capital in excess of requirements	$ 448,927	$ 486,477
Ratio of aggregate indebtedness to net capital	.57 to 1	.47 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2010 and 2009.

TRUENORTH SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2010 and 2009

	2010	2009
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2010 and 2009	$ 263,721	$ 235,889
Aggregate indebtedness as computed on Schedule 1	$ 263,721	$ 235,889
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2010 and 2009	$ 466,508	$ 502,203
Net capital as computed on Schedule 1	$ 466,508	$ 502,203

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

TRUENORTH SECURITIES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

WITH

INDEPENDENT AUDITORS' REPORT

SEC MAIL PROCESSING
RECEIVED
FEB 24 2011
WASH, D.C.
211
SECTION

TRUENORTH SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRUENORTH, INC.)

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010 AND 2009

WITH

INDEPENDENT AUDITORS' REPORT